The Bon-Ton Stores, Inc.

2801 E. Market Street

York, Pennsylvania 17402

November 9, 2012

Via EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Bon-Ton Stores, Inc.

The Bon-Ton Department Stores, Inc.

The Bon-Ton Stores, Inc. Form 10-K for Fiscal Year Ended January 28,
2012 (File No. 000-19512); Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-184177)

Dear Ms. Ransom:

On behalf of Bon-Ton Stores, Inc. (the “Company”), we confirm receipt of your comment letter dated October 26, 2012.  The Company will provide the requested response by November 20, 2012.

Very truly yours,

/s/ J. Gregory Yawman

J. Gregory Yawman, Esq.
Vice President - General Counsel & Secretary

cc.	David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Keith E. Plowman, Executive Vice President - Chief Financial Officer
& Principal Accounting Officer